EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic acquires licenses for InterCasino

January 4, 2012 (Dublin, IRELAND) – CryptoLogic Limited, a developer of branded online betting games and Internet casino software, has acquired, for nominal consideration, the Maltese online gaming licenses for InterCasino from OIGE, a long-standing customer of the Company’s fully hosted online casino platform.  The transfer of the licenses has been cleared by the Maltese Lotteries & Gaming Authority.

For further information, contact:

CryptoLogic Limited
David Gavagan, Chairman and Interim CEO	Tel: +353 (0)1 234 0400
Huw Spiers, CFO

Media Enquiries:
Luther Pendragon
Neil Thapar/Alexis Gore	Tel: +44 (0)20 7618 9100

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world's most famous action and entertainment characters. The Company's licensees include many top Internet gaming brands. CryptoLogic's leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. The CryptoLogic Group licenses gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world.

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CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the company's financial condition, prospects and opportunities, legal risks associated with Internet gaming

3rd Floor, Marine House, Clanwilliam Place,
Dublin 2, Ireland

and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the company's Form 20-F for the fiscal year ended December 31, 2010 under the heading "Item 3 - Key Information - Risk Factors" and in the company's other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.